Exhibit A

Revised Tables in 2014 Form 20-F

The following tables supersede the corresponding tables on the indicated pages of our 2014 Form 20-F:

Revision to Page 5 of 2014 Form 20-F

	Year ended December 31,
Earnings per Share – Diluted	2014	2013	2012	2011	2010
	(in US$, except for share data)
Net income attributable to owners of Embraer	334.7	342.0	347.8	111.6	330.2
Weighted average number of shares (in thousands) – diluted	733,677	729,001	725,023	723,667	723,665
Dilution for the issuance of stock options (in thousands)(1)	3.786	4.795	2.708	1.181	354
Weighted average number of shares (in thousands)	737,463	733,796	727,731	724,847	724,019
Diluted earnings per share	0.4538	0.4661	0.4780	0.1540	0.4562

(1)	Refers to the effect of potentially dilutive shares.

	At December 31,
Consolidated Statement of Financial Position Data	2014	2013	2012	2011	2010
	(in US$ millions)
Cash and cash equivalents	1,713.0	1,683.7	1,797.0	1,347.8	1,393.1
Financial investments	710.6	939.9	578.2	753.6	733.5
Other current assets	3,387.1	3,144.2	2,983.5	3,062.5	2,856.2
Property, plant and equipment	2,025.8	1,993.3	1,738.4	1,450.4	1,201.0
Intangible assets	1,260.9	1,109.1	958.8	808.3	716.3
Other long-term assets	1,313.6	1,272.3	1,425.0	1,426.1	1,490.9

Total assets	10,411.0	10,142.5	9,480.9	8,848.7	8,391.0

Short-term loans and financing	89.7	79.3	336.3	251.8	72.6
Other current payables	2,463.2	2,813.4	2,452.4	2,586.6	2,316.1
Long-term loans and financing	2,418.4	2,115.0	1,730.2	1,406.3	1,362.2
Other long-term liabilities	1,574.9	1,502.6	1,611.7	1,486.2	1,508.6
Company shareholders’ equity	3,764.8	3,533.6	3,258.3	3,007.3	3,028.4
Noncontrolling interest	100.0	98.6	92.0	110.5	103.1

Total shareholders’ equity	3,864.8	3,632.2	3,350.3	3,117.8	3,131.5

Total liabilities and shareholders’ equity	10,411.0	10,142.5	9,480.9	8,848.7	8,391.0

Revision to Page 76 of 2014 Form 20-F

	At December 31,
	2014	2013	2012	2011	2010
Description		(in US$ millions)
Maximum financial guarantees	487.6	545.5	374.2	471.6	1,133.9
Maximum residual value guarantees	307.5	359.9	372.7	542.2	743.4
Mutually exclusive exposure(1)	(107.4)	(94.7)	(115.0)	(209.8)	(393.9)
Provisions and liabilities recorded(2)	(156.2)	(155.3)	(114.0)	(121.2)	(143.4)
Off-balance sheet exposure	531.5	655.4	517.9	682.8	1,340.2
Estimated proceeds from performance guarantees and underlying assets	725.2	907.8	656.7	896.5	1,255.9

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(2)	Represents the sum of our financial and residual value guarantees (see Note 25 to our audited consolidated financial statements).

Revision to Page 96 of 2014 Form 20-F

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions) (1)
April 19, 2010(3)	Full year of 2009	55.2	31.7
June 10, 2010(2)	First quarter of 2010	34.5	19.2
September 16, 2010(2)	Third quarter of 2010	21.7	12.8
December 9, 2010(2)(4)	Fourth quarter of 2010	144.7	86.9
March 16, 2011(3)	First quarter of 2011	43.4	26.7
June 9, 2011(3)	Second quarter of 2011	72.4	46.4
September 4, 2011(3)	Third quarter of 2011	65.1	35.1
June 14, 2012(2)	First semester of 2012	65.3	32.3
September 13, 2012(2)	Third quarter of 2012	50.8	25.0
December 6, 2012(2)(5)	Fourth quarter of 2012	36.3	17.8
April 25, 2013(3)	Full year of 2012	30.1	14.7
March 11, 2013(2)	First quarter of 2013	29.1	14.4
June 13, 2013(2)	Second quarter of 2013	29.1	13.2
September 12 ,2013(2)	Third quarter of 2013	29.2	13.1
December 5, 2013(2)(6)	Fourth quarter of 2013	65.8	28.1
April 16, 2014(3)(7)	Full year of 2013	49.0	20.9
March 11, 2014(2)	First quarter of 2014	36.6	16.2
June 10, 2014(2)	Second quarter of 2014	36.7	16.7
September 11, 2014(2)	Third quarter of 2014	36.7	14.9
December 4, 2014(2)(6)	Fourth quarter of 2014	88.2	33.1
April 15, 2015(3)(7)	Full year of 2014	16.1	6.1

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2010 but paid in 2011.
(5)	Amount declared in 2012 but paid in 2013.
(6)	Amount declared in 2013 but paid in 2014.
(7)	Proposal pending shareholder approval.

Revision to Page 122 of 2014 Form 20-F

	Weighted Average Interest Rate 2014	Total Amount Outstanding	2016	2017	2018	2019	2020 and there- after	Total Fair Value
Long-Term Debt	(%)
U.S. dollars (fixed rate)	5.99	1,390.6	1.4	243.0	0.4	0.4	1,145.4	1,544.3
U.S. dollars (LIBOR indexed)	2.04	173.3	1.9	1.9	2.0	20.1	147.3	173.3
Euro (fixed rate)	2.91	75.7	29.0	16.0	28.3	1.2	1.2	75.7
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	4.88	750.1	367.7	183.2	59.2	49.6	90.4	750.1
Reais (CDI indexed)	12.77	—	—	—	—	—	—	—
Reais (TJLP indexed)	6.53	28.6	12.1	12.1	4.1	0.1	0.2	28.6

Total long-term debt		2,418.4	412.1	456.3	94.1	71.3	1,384.6	2,572.1

Revision to Page 123 of 2014 Form 20-F

	Weighted Average Interest Rate 2014	Total Amount Outstanding	2016	2017	2018	2019	2020 and thereafter	Total Fair Value
Long-Term Debt	(%)				(in US$ millions)
U.S. dollars (fixed rate)	5.99	1,394.3	1.8	243.4	0.8	0.8	1,147.4	1,548.0
U.S. dollars (LIBOR indexed)	2.04	169.6	1.5	1.6	1.6	19.6	145.3	169.6
Euro (fixed rate)	2.91	75.7	29.0	16.0	28.3	1.2	1.2	75.7
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	3.55	252.8	46.2	61.5	43.4	33.8	67.9	252.8
Reais (CDI indexed)	12.77	497.4	321.5	121.7	15.8	15.8	22.6	497.4
Reais (TJLP indexed)	6.53	28.6	12.1	12.1	4.1	0.1	0.2	28.6

Total long-term debt		2,418.4	412.1	456.3	94.1	71.3	1,384.6	2,572.1

Revision to Page 124 of 2014 Form 20-F

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2015	2016	2017	2018	2019	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In reais	1,392.3	1,392.3	—	—	—	—	—	1,392.3
In Euro	11.0	11.0	—	—	—	—	—	11.0
In Other Currencies	54.3	54.3	—	—	—	—	—	54.3
Trade accounts receivable
In reais	78.0	78.0	—	—	—	—	—	78.0
In Euro	116.8	116.8	—	—	—	—	—	116.8
In Other Currencies	1.0	1.0	—	—	—	—	—	1.0
Deferred income tax assets
In Euro	7.5	0.7	0.7	0.7	0.6	0.7	4.1	7.5
In Other Currencies	0.6	0.1	0.1	0.1	0.1	0.1	0.1	0.6
Other assets
In reais	326.5	195.6	130.9	—	—	—	—	326.5
In Euro	27.5	17.0	10.5	—	—	—	—	27.5
In Other Currencies	7.2	7.2	—	—	—	—	—	7.2
Total Assets in reais	1,796.8	1,665.9	130.9	—	—	—	—	1,796.8
Total Assets in Euro	162.8	145.5	11.2	0.7	0.6	0.7	4.1	162.8
Total Assets in Other Currencies	63.1	62.6	0.1	0.1	0.1	0.1	0.1	63.1
LIABILITIES
Loans
In reais	838.7	59.9	379.8	195.3	63.3	49.7	90.7	838.7
In Euro	82.4	6.7	29.0	16.0	28.3	1.2	1.2	82.4
Accounts payable to suppliers
In reais	114.7	114.7	—	—	—	—	—	114.7
In Euro	95.2	95.2	—	—	—	—	—	95.2
In Other Currencies	0.6	0.6	—	—	—	—	—	0.6
Customer advances
In reais	231.8	231.8	—	—	—	—	—	231.8
Other accounts payable & accrued liabilities
In reais	421.2	298.1	123.1	—	—	—	—	421.2
In Euro	58.5	32.6	25.9	—	—	—	—	58.5
In Other Currencies	3.4	3.4	—	—	—	—	—	3.4
Taxes and payroll charges payable
In reais	263.2	119.2	60.8	24.3	13.1	8.2	37.6	263.2
In Euro	5.4	5.4	—	—	—	—	—	5.4
In Other Currencies	0.1	0.1	—	—	—	—	—	0.1
Accrued taxes on income
In reais	3.1	3.1	—	—	—	—	—	3.1
In Euro	(20.5)	(20.5)	—	—	—	—	—	(20.5)
In Other Currencies	2.0	2.0	—	—	—	—	—	2.0
Deferred income tax liabilities
In reais	233.6	21.2	21.2	21.2	20.0	21.6	128.4	233.6
In Other Currencies	1.1	0.1	0.1	0.1	0.l	0.l	0.6	1.1
Accrued dividends
In reais	37.3	37.3	—	—	—	—	—	37.3
Contingencies
In reais	39.9	4.6	—	—	—	—	35.3	39.9
In Euro	23.2	0.2	—	—	—	—	23.0	23.2
Total liabilities in reais	2,183.5	889.9	584.9	240.8	96.4	79.5	292.0	2,183.5
Total liabilities in Euro	244.2	119.6	54.9	16.0	28.3	1.2	24.2	244.2
Total liabilities in Other Currencies	7.2	6.2	0.1	0.1	0.1	0.l	0.6	7.2
Total exposure in reais	(386.7)	776.0	(454.0)	(240.8)	(96.4)	(79.5)	(292.0)	(386.7)
Total exposure in Euro	(81.4)	25.9	(43.7)	(15.3)	(27.7)	(0.5)	(20.1)	(81.4)
Total exposure in Other Currencies	55.9	56.4	—	—	—	—	(0.5)	55.9